Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2018-12

PolyMet completes 6700-acre land exchange with U.S. Forest Service
Title transfer unites surface and mineral rights for the NorthMet ore body

St. Paul, Minn., June 28, 2018 – The U.S. Forest Service and Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM – today exchanged titles to federal and private lands, completing an administrative land exchange that is central to development of Minnesota’s first copper-nickel-precious metals mine.

“With land title from the Forest Service, we now have the secure foundation on which we can complete development of this project,” said Jon Cherry, president and CEO.

The transfer of surface rights to approximately 6,650 acres of federal lands to PolyMet gives the company control over both surface and mineral rights in and around the NorthMet ore body, which is near an area historically used for mining and associated infrastructure. Likewise, PolyMet’s transfer of title of four tracts of private land to the Forest Service totaling 6,690 acres further consolidates the Superior National Forest’s land holdings in northeast Minnesota.

With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 19,000 contiguous acres (30 square miles) of land including the land at the mine and processing sites, the transportation corridor connecting those sites, and buffer.

Title transfer comes 17 months after the Superior National Forest issued a Record of Decision authorizing the land exchange, determining it was in the best public interest.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final Environmental Impact Statement was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.